Filed Pursuant to Rule 424(b)(2)
Registration No. 333-172562

Pricing Supplement No. 2013–CMTNH0084, Dated April 16, 2013
(To Prospectus Supplement Dated December 20, 2012 and Prospectus Dated May 12, 2011)

US$12,200,000 Stated Principal Amount
Citigroup Inc.
Medium-Term Senior Notes, Series H
Notes Based Upon the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM Due May 23, 2014
▪
The return on the notes, if any, will be based upon the performance of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM (the “index”). Unless redeemed by you or called by us, the notes will mature on May 23, 2014.

▪	All payments on the notes are subject to the credit risk of Citigroup Inc.

▪
The notes will bear interest at a floating rate equal to one-month USD LIBOR minus 0.19%. Interest on the notes will be paid on the 23rd day of each month (except that the final interest payment will be made on the maturity date or the date of earlier redemption or call), commencing May 23, 2013. If the floating rate of interest payable for any such month is determined to be less than 0.00%, which will occur if one-month USD LIBOR is less than or equal to 0.19%, that negative coupon amount will be carried forward and deducted from any payment you receive at maturity or upon earlier redemption or call of the notes. The amount you receive at maturity or upon your redemption or our call of the notes may be less than your initial investment in the notes.

▪
On any commodity business day during the term of the notes you may redeem the notes you then hold, in whole, in exchange for (i) the stated principal amount of the notes, plus (ii) the supplemental return amount as determined on the commodity business day on which the notice of redemption is received by us or on the following commodity business day, as applicable, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon your redemption of the notes may be less than your initial investment in the notes. If you elect to exercise your redemption option, you must offer to redeem at least 12,200 notes (US$12,200,000 aggregate stated principal amount) at one time.

▪
If on any commodity business day during the term of the notes the closing value of the index is less than or equal to 85% of the starting value of the index, we will call the notes in exchange for (i) the stated principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the commodity business day following that commodity business day, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon our call of the notes may be less than your initial investment in the notes.

▪
If you do not redeem and we do not call the notes, you will receive at maturity (i) the stated principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on May 16, 2014, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive at maturity may be less than your initial investment in the notes.

▪
On any commodity business day during the term of the notes, the supplemental return amount includes a leverage factor of three times the stated principal amount of the notes, will be based on the change in the value of the index from the pricing date to that commodity business day and will be determined after deducting (a) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the pricing date to but including that commodity business day, (b) a 0.20% annual fee accrued from but excluding the pricing date to but including that commodity business day and (c) the cumulative negative coupon amounts. See “Description of the Notes—Supplemental Return Amount.”

▪	The notes will be issued in minimum denominations and integral multiples of US$1,000.

▪	We will not apply to list the notes on any exchange.

▪	The CUSIP for the notes is 1730T0SZ3. The ISIN for the notes is US1730T0SZ39.

▪	Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

▪
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

▪
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$12,200,000.00
Underwriting Discount(1)	$0.00	$0.00
Proceeds to Citigroup Inc.	$1,000.00	$12,200,000.00
(1) Citigroup Global Markets Inc., an affiliate of the issuer, is the underwriter of the notes and is acting as principal. Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.

We expect that delivery of the notes will be made against payment therefor on or about April 23, 2013. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own investment advisor.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM and other events that are difficult to predict and beyond our control. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

You May Receive Less than Your Initial Investment at Maturity or Upon Your Redemption or Our Call of the Notes if the Value of the Index Declines or Does Not Increase Significantly

The amount payable at maturity or upon your exercise of the redemption option or our call of notes, if any, will be based on the performance of the index from the pricing date to the relevant commodity business day and will be determined after deducting certain amounts as described under “Description of the Notes—Supplemental Return Amount” below. As a result, if the value of the index declines, remains the same or does not increase significantly, the amount you receive for each note will be less than the US$1,000 you paid for each note. This will be true even if the value of the index at one or more times during the term of the notes exceeds the value of the index on the pricing date.

The Calculation of the Supplemental Return Amount Will Have the Effect of Reducing Your Return on the Notes

Because the supplemental return amount on the relevant commodity business day will be determined after deducting (i) the hypothetical interest accrued on the 13-week U.S. Treasury Bills from but excluding the pricing date to and including the relevant commodity business day, (ii) a 0.20% annual fee accrued from but excluding the pricing date to and including the relevant commodity business day, and (iii) the cumulative negative coupon amounts, the value of the index must significantly increase for the amount payable at maturity or upon your redemption or our call of the notes to be greater than your initial investment in the notes.

Leverage Increases the Sensitivity of Your Notes to Changes in the Value of the Index

Because the supplemental return amount includes a leverage factor of three times the stated principal amount of the notes, changes in the value of the index will have a greater impact on the amount payable at maturity, your redemption, or our call than on a payout on securities that are not so leveraged. In particular, any decrease in the value of the index would result in a significantly greater decrease in the supplemental return amount and you would suffer losses on your investment in the notes substantially greater than you would if the supplemental return amount did not contain a leverage component.

The Redemption Option Must be for at Least US$12,200,000 Notes Per Holder

If you elect to exercise your redemption option, you must offer to redeem at least 12,200 notes (US$12,200,000 aggregate stated principal amount) at one time. To redeem your notes on any commodity business day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any day during the term of the notes; and (3) transfer your book-entry interest in the notes to the trustee on our behalf on the fifth commodity business day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any commodity business day, your redemption will be effective on that commodity business day. If we receive your official notice of redemption on a day that is not a commodity business day or after 10:00 a.m. (New York City time) on any commodity business day, your redemption will be effective on the first commodity business day following that day.

The Notes are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index

The historical performance of the index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the index during the term of the notes. Changes in value of the index will affect the value of the notes, but it is impossible to predict whether the value of the index will fall or rise.

The Notes have a Mandatory Call Feature, Which Increases the Likelihood of Loss on Your Investment

We will call the notes on any commodity business day on which the closing value of the index is less than or equal to 85% of the initial index value in exchange for (i) the stated principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the commodity business day following that commodity business day. Therefore, upon our call of the notes, the likelihood of loss on your investment in the notes would be greater because the closing value of the index on the relevant commodity business day is very likely to be significantly lower than the initial index value.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will receive a coupon at a floating rate equal to one-month USD LIBOR minus 0.19%. As a result, if you do not redeem and we do not call the notes, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

Higher Future Prices of the Futures Contracts Underlying the Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in April may specify May expiration. As time passes, the contract expiring in May is replaced by a contract for delivery in July. This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the May contract would take place at a price that is higher than the price of the July contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the index, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, decrease your return on the notes, if any.

The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors

The market prices of the underlying precious metal commodity interests are volatile and may fluctuate rapidly based on numerous factors. These include, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the index and thus, the supplemental return amount and the value of the notes.

Changes in the Composition and Valuation of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM May Adversely Affect the Amount You Receive at Maturity and the Value of the Notes

The composition of the index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the index fail to satisfy such criteria. The weighting factors applied to each commodity included in the index may change annually, based on changes in commodity production and volume statistics. In addition, UBS Securities LLC and DJI Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC, may modify the methodology for determining the composition and weighting of the index and for calculating their value in order to assure that the index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the commodity indices, and for valuing the commodity indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the supplemental return amount and the value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invest in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes Will Not Be Listed On Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity.

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets Inc. intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets Inc. shall be determined in Citigroup Global Markets Inc.’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets Inc. that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets Inc. may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors.

The value of your notes prior to maturity will fluctuate based on the value of the index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index.  We expect that the value of the notes will depend substantially on the relationship between the closing value of the index on the pricing date and the future value of the index. However, changes in the value of the index may not always be reflected, in full or in part, in the value of the notes. If you choose to sell your notes when the value of the index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the index will continue to fluctuate from that time to the time when the ending value of the index is determined. If you choose to sell your notes when the value of the index is less than its closing value on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Index.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the index changes during the term of the notes, the value of the notes may decrease.

Interest Rates.  We expect that the value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease, and if U.S. interest rates decrease, the value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes.  The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the index or the value of the index itself.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the index or in other instruments, such as options, swaps or futures, based upon the index or the futures contracts underlying the index. This hedging activity could affect the value of the index and therefore the value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the value of the notes declines.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the value of the notes attributable to another factor.

Our or Our Affiliates’ Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the futures contracts or commodities underlying the index, such as options, swaps or futures, based upon the futures contracts or commodities underlying the index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of the futures contracts or commodities underlying the index and therefore the value of the notes.

The Inclusion of Projected Profit from Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. may be willing to purchase the notes in secondary market transactions will likely be lower than the public offering price, since the public offering price of the notes includes, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

You Will Not Have Any Rights with Respect to Any Futures Contracts or Commodities Underlying the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the index. The notes are debt securities issued by Citigroup Inc., not an interest in the futures contracts or commodities underlying the index.

You Will Not Have Any Rights Against the Publishers of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM

You will have no rights against the publishers of the index, even though the amount you receive at maturity, redemption or call will depend upon the closing value of the index on the applicable relevant commodity business day. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the future contracts or commodities underlying the index, or options, swaps or futures, based upon the future contracts or commodities underlying the index. The publishers of the index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Inc., not an interest in the futures contracts or commodities underlying the index or options, swaps or futures, based upon the futures contracts or commodities underlying the index.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, N.A. – Commodity Derivatives Calculations, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will make certain determinations with respect to the Notes. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the calculation of the index level in the event of its unavailability, may adversely affect any payments to you.

The U.S. Federal Tax Consequences of an Investment in the Notes are Uncertain

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, with associated coupon payments by us to you, as described in the section of this pricing supplement entitled “U.S. Federal Tax Consequences.” If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. Because of the uncertain treatment of the notes, non-U.S. holders should expect to be subject to withholding tax in respect of coupon payments on the notes at a 30% or lower treaty rate. In addition, as described in “U.S. Federal Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM Due May 23, 2014 (the “Notes”) are index-linked securities issued by Citigroup Inc. that have a maturity of approximately thirteen months, unless earlier redeemed or called. At maturity or upon your earlier redemption or our call, you might receive less than the stated principal amount of your investment in the Notes.

The Notes will bear interest at a floating rate equal to one-month USD LIBOR minus 0.19%. Interest on the Notes will be paid on the 23rd day of each month (except that the final interest payment will be made on the maturity date or the date of earlier redemption or call), commencing May 23, 2013. If the floating rate of interest payable for any such month is determined to be less than 0.00%, which will occur if one-month USD LIBOR is less than or equal to 0.19%, that negative coupon amount will be carried forward and deducted from any payment you receive at maturity or upon earlier redemption or call of the Notes.

At maturity or upon your redemption or our call of the Notes you will receive (i) the stated principal amount of the Notes plus (ii) the Supplemental Return Amount. The Supplemental Return Amount may be negative, zero or positive. Therefore, the amount you receive at maturity or upon your redemption or our call of the Notes may be less than your initial investment in the Notes.

The Supplemental Return Amount includes a leverage factor of three times the stated principal amount of the Notes, will be based on the change in the value of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM (the “Index”) from the date of this pricing supplement (the “Pricing Date”) to the relevant Commodity Business Day and will be determined after deducting (i) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the Pricing Date to and including that Commodity Business Day, (ii) a 0.20% annual fee accrued from but excluding the Pricing Date to and including that Commodity Business Day and (iii) the cumulative negative coupon amounts. The deduction of the aforementioned factors will reduce the Supplemental Return Amount and therefore the return on your Notes, if any.

The aggregate stated principal amount of Notes issued will be US$12,200,000 (12,200 Notes). The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof. The Notes are a series of unsecured debt securities issued by Citigroup Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment in the Notes is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc. The CUSIP for the Notes is 1730T0SZ3. The ISIN for the Notes is US1730T0SZ39.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Coupon

You will receive a coupon at a floating rate of one-month USD LIBOR (USD-LIBOR-BBA) minus 0.19%. Interest on the Notes will be paid in cash on the 23rd day of each month (except that the final interest payment will be made on the maturity date or the date of earlier redemption or call) (each, an “Interest Payment Date”), commencing May 23, 2013.  The one-month USD LIBOR rate applicable to any monthly interest period will be determined on the second Business Day prior to April 23, 2013 (the “Issue Date”), in the case of the initial interest period, or each Interest Payment Date, in the case of all other interest periods. An interest period is the period from, and including, each Interest Payment Date to, but excluding, the following Interest Payment Date; provided that the initial interest period is the period from, and including, the Issue Date to, but excluding, the first Interest Payment Date.

The amount of each coupon payment (the “Coupon Amount”) will be calculated as follows:

Stated Principal Amount * [(One-month USD LIBOR minus 0.19%)* Elapsed Days/360]

If the floating rate of interest payable for any month is determined to be less than 0.00%, which will occur if one-month USD LIBOR is less than or equal to 0.19% for that month, we will not pay any Coupon Amount for that month, and the negative Coupon Amount will be carried forward and deducted from any payment you receive at maturity or upon earlier redemption or call of the Notes. The sum of the absolute value of all negative Coupon Amounts is referred to herein as the “Negative Coupon Amount.”

“Elapsed Days” are the number of calendar days from and including the prior Interest Payment Date (or, with respect to the initial interest period, the Issue Date), to but excluding the current Interest Payment Date.

A “Business Day” is any day on which banking institutions in the City of New York or London, England are open for business.

Payment at Maturity

Unless redeemed by you or called by us, the Notes will mature on May 23, 2014. You will receive at maturity (i) the stated principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on May 16, 2014 (the “Final Valuation Date”).

Payment Upon Your Redemption

On any Commodity Business Day during the term of the Notes you may redeem the Notes you then hold, in whole only, in exchange for (i) the stated principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the same Commodity Business Day on which the notice of redemption is received by us or the next Commodity Business Day, as applicable.

Exercise of Your Redemption Option

If you elect to exercise your redemption option, you must offer to redeem at least 12,200 Notes (US$12,200,000 aggregate stated principal amount) at one time. To redeem your Notes on any Commodity Business Day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any Commodity Business Day during the term of the Notes; and (3) transfer your book-entry interest in the Notes to the trustee on our behalf on the fifth Commodity Business Day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any Commodity Business Day, your redemption will be effective on that Commodity Business Day. If we receive your official notice of redemption on a day that is not a Commodity Business Day or after 10:00 a.m. (New York City time) on any Commodity Business Day, your redemption will be effective on the first Commodity Business Day following that day. You will receive the amount payable to you upon your redemption on the fifth Business Day following the date your redemption is effective.

Payment Upon Our Call

If on any Commodity Business Day during the term of the Notes the closing value of the Index is less than or equal to 85% of the Index Initial, we will call the Notes for (i) the stated principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the Commodity Business Day following that Commodity Business Day (such following Commodity Business Day, the “Call Date”). You will receive the amount payable to you upon our call on the fifth Business Day following the Call Date.

Supplemental Return Amount

The Supplemental Return Amount will be calculated as follows, whether at maturity, upon your redemption or our call:

The Index Initial, also called the Initial Index Value, is the closing value of the Index published by the Index Sponsors or any successor and displayed on Bloomberg Screen page DJUBPRTR <INDEX> on the Pricing Date, which was 416.0175.

The Index Final, also called the Final Index Value, is the closing value of the Index published by the Index Sponsors or any successor and displayed on Bloomberg Screen page DJUBPRTR <INDEX> on any relevant Commodity Business Day.

The Index Sponsors are UBS Securities LLC and DJI Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC.

The Tbill Amount on any Commodity Business Day is determined as follows:

“c” means, with respect to a Commodity Business Day d, the number of calendar days from (but excluding) the prior Commodity Business Day to (and including) such Commodity Business Day d.

“TBill(d-1)” means, with respect to a Commodity Business Day d, the most recent weekly auction high rate for 13 Week U.S. Treasury Bills, as reported on the website www.treasurydirect.gov/RI/OFBills under the column headed “Discount Rate %” published by the Bureau of Public Debt of the U.S. Treasury, or any successor source, on such Commodity Business Day d, provided, that if such auction high rate is not published on such Commodity Business Day d, TBill(d-1) shall be the rate published for the most recent previous auction.

“Commodity Business Day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchanges (as defined below) for each Index Contract (as defined below) comprising the Index.

If a Market Disruption Event relating to or one or more of the commodities contracts underlying the Index or any Successor Index (each an “Index Contract”) is in effect on any relevant Commodity Business Day, the Calculation Agent will calculate the closing Index value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•
for each Index Contract that did not suffer a Market Disruption Event on the relevant Commodity Business Day, the settlement price on the applicable Relevant Exchange of such Index Contract on such relevant Commodity Business Day, and

•
for each Index Contract that did suffer a Market Disruption Event on the relevant Commodity Business Day, the settlement price of such Index Contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Index Contract (which settlement price for such Index Contract shall be used to determine the Final Index Value);

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Index Contract on each of the five scheduled trading days following the relevant Commodity Business Day, then the Calculation Agent will determine the price for such Index Contract on such fifth scheduled trading day acting in good faith and commercially reasonable manner, taking into account the latest available quotation for the settlement price of such Index Contract and any other information that in good faith it deems relevant (which price shall be used to determine the Final Index Value).

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of an Index Contract;

(B)	the settlement price on a Relevant Exchange of an Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)	the settlement price of an Index Contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)	a decision to permanently discontinue trading in an Index Contract or options or futures contracts relating to the Index or any commodity underlying the Index.

For purposes of the above, (a) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (b) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Index Contract.

Discontinuance of the Index

If the Index Sponsors discontinue publication of the Index, and if the Index Sponsors or another entity publish a successor or substitute index that the Calculation Agent determines, in good faith, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes. If the Index Sponsors discontinue the publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Index, the value to be substituted for the Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Index prior to any such discontinuance.

If the Index Sponsors discontinue publication of the Index prior to the determination of the Supplemental Return Amount and the Calculation Agent determines that no Successor Index is available at that time, then on each Commodity Business Day until the earlier to occur of (a) the determination of the Supplemental Return Amount and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Index or the relevant index as described in the preceding paragraph. If a Successor Index is selected or the Calculation Agent calculates a substitute for the relevant index as described above, the Successor Index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether a Commodity Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Index or a Successor Index is changed in any material respect, or if the Index or a Successor Index is in any other way modified so that the value of the Index or a Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Index or the Successor Index. Accordingly, if the method of calculating the Index or the Successor Index is so modified that the value of the Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Defeasance

The Notes are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the amount to be received at maturity, calculated as though the date of acceleration were the Final Valuation Date. The final interest payment, if any, will be prorated from, and including, the immediately preceding Interest Payment Date to, but excluding, the date of acceleration.

In case of default under the Notes, whether in the payment of interest or any other payment due under the Notes, no interest will accrue on such overdue payment either before or after the maturity date.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, under an indenture dated as of March 15, 1987, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A – Commodity Derivatives Calculations. All determinations made by the Calculation Agent will be made in good faith and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-UBS PRECIOUS METALS TOTAL RETURN SUB-INDEXSM

As a sub-index of the total return version of the Dow Jones-UBS Commodity IndexSM, the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM is constructed and valued in the same way as the total return version of the Dow Jones-UBS Commodity IndexSM, except that it is specifically limited to gold and silver. The description below relates generally to the Dow Jones-UBS Commodity IndexSM, which is currently composed of commodity futures contracts on twenty-two different commodities. Investors in the Notes should understand that the Index is composed only of commodity futures contracts on gold and silver.

The Dow Jones-UBS Commodity IndexSM is a proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through (1) an unleveraged investment in those contracts plus (2) the rate of interest that could be earned on cash collateral invested in specified Treasury Bills.

Dow Jones-UBS Commodity IndexSM

We have derived all information contained in this pricing supplement regarding the Dow Jones-UBS Commodity IndexSM, its single-commodity sub-indices, the forward-month version of Dow Jones-UBS Commodity IndexSM and its single-commodity sub-indices (each a “DJ-UBS Commodity Index” and collectively, the “DJ-UBS Commodity Indices”), including, without limitation, their make-up, methods of calculation and changes in their components from (i) publicly available sources and (ii) a summary of the Dow Jones-UBS Commodity IndexSM Handbook (a document that is considered proprietary to DJI Opco, LLC (“DJI Opco”), a subsidiary of S&P Dow Jones Indices LLC (“S&P Dow Jones”), and UBS Securities LLC (“UBS”) and is available to those persons who enter into a license agreement available at http://www.djindexes.com/commodity/?go=handbook). Such information reflects the policies of, and is subject to change by, UBS and DJI Opco. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the DJ-UBS Commodity Indices, UBS and DJI Opco. UBS and DJI Opco are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes. UBS and DJI Opco have no obligation to continue to publish the DJ-UBS Commodity Indices, and may discontinue publication of the DJ-UBS Commodity Indices at any time in their sole discretion. Information contained on the S&P Dow Jones website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of information contained on the S&P Dow Jones website.

Overview

The Dow Jones-UBS Commodity IndexSM was introduced in July of 1998.  The Dow Jones-UBS Commodity IndexSM currently is composed of the prices of twenty-two exchange-traded futures contracts on physical commodities.  A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  For a general description of the commodity futures markets, please see “—The Commodity Futures Markets” below.  The commodities included in the Dow Jones-UBS Commodity IndexSM for 2013 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, unleaded gasoline, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, soybean meal, sugar, soft wheat, hard red winter wheat, WTI crude oil and zinc.  Futures contracts and options on futures contracts on the Dow Jones-UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade (“CBOT”), New York Board of Trade (“NYBOT”), Commodities Exchange division of the New York Mercantile Exchange (“COMEX”), New York Mercantile Exchange (“NYMEX”), London Metals Exchange (“LME”) and ICE Futures Europe.

The Dow Jones-UBS Commodity IndexSM is a proprietary index that AIG International, Inc. developed and that UBS and DJI Opco calculate. The methodology for determining the composition and weighting of the Dow Jones-UBS Commodity IndexSM and for calculating its value is subject to modification by UBS and DJI Opco at any time.

The Dow Jones-UBS Commodity IndexSM is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. The Dow Jones-UBS Commodity IndexSM is published by Bloomberg L.P. under the ticker symbols “DJUBS” for the excess return version and “DJUBSTR” for the total return version.

The single-commodity sub-indices of the Dow Jones-UBS Commodity IndexSM follow the methodology of the Dow Jones-UBS Commodity IndexSM, except that the calculation of each single-commodity sub-index utilizes the prices of the relevant futures contracts (listed under “—Designated Contracts for Each Commodity”) and the relevant Commodity Index Multiplier (determined as described under “—Commodity Index Multipliers”). The single-commodity sub-indices of the Dow Jones-UBS Commodity IndexSM are published by Bloomberg L.P.

UBS and DJI Opco publish both a total return version and excess return version of each of the DJ-UBS Commodity Indices.  The total return version of each DJ-UBS Commodity Index reflects the returns on a fully collateralized investment in the excess return version of such DJ-UBS Commodity Index. Accordingly, the total return version of each DJ-UBS Commodity Index combines the returns of the relevant excess return version with returns on cash collateral invested in Treasury Bills. The cash collateral returns are calculated using the most recent weekly auction high rate for 3 Month U.S. Treasury Bills, as reported on the website www.publicdebt.treas.gov/AI/OFBills under the column heading “Discount Rate %,” published by the Bureau of the Public Debt of the U.S. Treasury (or any successor source). Information contained on the Bureau of the Public Debt of the U.S. Treasury website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of information contained on the Bureau of the Public Debt of the U.S. Treasury website. Weekly auction high rates are generally published once each week on Monday.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Dow Jones-UBS Commodity IndexSM, as well as commodities, including commodities included in the Dow Jones-UBS Commodity IndexSM. This trading may affect the value of the DJ-UBS Commodity Indices.

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

UBS and DJI Opco have established the Dow Jones-UBS Commodity Index Supervisory Committee (the “Supervisory Committee”) and the Dow Jones-UBS Commodity Index Advisory Committee (the “Advisory Committee”) to assist them in connection with the operation of the Dow Jones-UBS Commodity IndexSM. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by DJI Opco, and makes all final decisions related to the Dow Jones-UBS Commodity IndexSM, with advice and recommendations from the Advisory Committee. The Advisory Committee includes six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually to consider any changes to be made to the Dow Jones-UBS Commodity IndexSM for the coming year. These committees may also meet at such other times as may be necessary.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM was created using the following four main principles:

•
ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-UBS Commodity IndexSM uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity IndexSM primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity IndexSM also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Accordingly, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The Dow Jones-UBS Commodity IndexSM thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•
DIVERSIFICATION. A second major goal of the Dow Jones-UBS Commodity IndexSM is to provide diversified exposure to commodities as an asset class. Disproportionate weighting of any particular commodity or sector increases volatility and negates the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Dow Jones-UBS Commodity IndexSM is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•
CONTINUITY. The third goal of the Dow Jones-UBS Commodity IndexSM is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Dow Jones-UBS Commodity IndexSM from year to year. The Dow Jones-UBS Commodity IndexSM is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Dow Jones-UBS Commodity IndexSM.

•
LIQUIDITY. Another goal of the Dow Jones-UBS Commodity IndexSM is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity IndexSM can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Dow Jones-UBS Commodity IndexSM and its creators, and there can be no assurance that these goals will be reached by either UBS or DJI Opco.

Composition of the Dow Jones-UBS Commodity IndexSM—Commodities Available for Inclusion

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Dow Jones-UBS Commodity IndexSM and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

As of the date of this pricing supplement, the 26 commodities available for inclusion in the Dow Jones-UBS Commodity IndexSM were aluminum, Brent crude oil, cocoa, coffee, copper, corn, cotton, unleaded gasoline, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, soybean meal, sugar, tin, soft wheat, hard red winter wheat, WTI crude oil and zinc.

The 22 Dow Jones-UBS Commodities for 2013 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, unleaded gasoline, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, soybean meal, sugar, soft wheat, hard red winter wheat, WTI crude oil and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected by UBS for each commodity available for inclusion in the Dow Jones-UBS Commodity IndexSM. UBS may select more than one Designated Contract for certain commodities or may select Designated Contracts that are traded outside of the United States or in currencies other than the U.S. Dollar in light of the principles of Index design set out in “—Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity IndexSM” above. Additionally, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Dow Jones-UBS Commodity IndexSM in the underlying futures markets, it may become appropriate to include multiple Designated Contracts for one or more commodities in order to enhance liquidity.

Historically, through and including the composition of the Dow Jones-UBS Commodity IndexSM for 2011, UBS has chosen as the Designated Contract for each Commodity one contract that is traded in North America and denominated in U.S. dollars (with the exception of several LME contracts).

The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Supervisory Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones-UBS Commodity IndexSM, pursuant to special meetings.

The Designated Contracts for the 2013 Dow Jones-UBS Commodities are set forth below.

Dow Jones-UBS Commodity IndexSM Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Cocoa	Cocoa	NYBOT*	10 metric tons	$/metric ton
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/ pound
Copper**	Copper	COMEX***	25,000 lbs	cents/ pound
Corn	Corn	CBOT	5,000 bushels	cents/ bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/ pound
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Brent Crude Oil	Brent Crude Oil	ICE	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/ gallon
Lead	Refined Standard Lead	LME	25 metric tons	$/metric ton
Live Cattle	Live Cattle	CME^	40,000 lbs	cents/ pound
Lean Hogs	Lean Hogs	CME^	40,000 lbs	cents/ pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Platinum	Platinum	NYMEX	50 troy oz.	$/troy oz.
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybeans	Soybeans	CBOT	5,000 bushels	cents/ bushel
Soybean Meal	Soybean Meal	CBOT	100 short tons	$/short ton
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/ pound
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/ pound

Commodity	Designated Contract	Exchange	Units	Price quote
Tin	Refined Tin	LME	5 metric tons	$/metric ton
Unleaded Gasoline (RBOB)	Reformulated Gasoline Blendstock for Oxygen Blending†	NYMEX	42,000 gal	cents/gallon
Wheat (Chicago)	Soft Wheat	CBOT	5,000 bushels	cents/ bushel
Wheat (Kansas)	Hard Red Winter Wheat	KCBOT	5,000 bushels	cents/ bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

*	The New York Board of Trade (“NYBOT”) located in New York City.
**
The Dow Jones-UBS Commodity IndexSM uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones-UBS Commodity IndexSM.

***	The New York Commodities Exchange (“COMEX”) located in New York City.
^	The Chicago Mercantile Exchange (“CME”) located in Chicago, Illinois.
†
Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones-UBS Commodity IndexSM in April 2006.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Dow Jones-UBS Commodity IndexSM are assigned to Commodity Groups. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil (WTI and Brent) Heating Oil Natural Gas Unleaded Gasoline (RBOB)	Livestock	Lean Hogs Live Cattle
Precious Metals	Gold Silver Platinum	Grains	Corn Soybeans Soybean Oil Soybean Meal Wheat
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	Softs	Cocoa Coffee Cotton Sugar

Dow Jones-UBS Commodity IndexSM Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is based on the weightings and composition of the Dow Jones-UBS Commodity IndexSM set forth under “The Dow Jones-UBS Commodity IndexSM 2013 Commodity Index Percentages” below.

Energy	32.40%
Precious Metals	14.72%
Industrial Metals	16.95%
Livestock	5.18%
Grains	17.30%
Softs	8.09%
Soybean Meal	2.61%
Soybean Oil	2.74%

The Commodity Group Breakdown set forth below is based on the weightings and composition of the Dow Jones-UBS Commodity IndexSM set forth under “The Dow Jones-UBS Commodity IndexSM 2012 Commodity Index Percentages” below.

Energy	32.63%
Precious Metals	12.56%
Industrial Metals	18.64%
Livestock	5.75%
Grains	22.09%
Softs	8.33%

The Commodity Group Breakdown set forth below is based on the weightings and composition of the Dow Jones-UBS Commodity IndexSM set forth under “The Dow Jones-UBS Commodity IndexSM 2011 Commodity Index Percentages” below.

Energy	33.00%
Precious Metals	13.74%
Industrial Metals	17.84%
Livestock	5.36%
Grains	22.38%
Softs	7.68%

Annual Reweightings and Rebalancings of The Dow Jones-UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity IndexSM are determined each year in the third or fourth quarter by UBS under the supervision of the Supervisory Committee following advice from the Advisory Committee and are published as promptly as practicable following the calculation. The annual weightings for the next calendar year are implemented the following January.

For example, the composition of the Dow Jones-UBS Commodity IndexSM for 2013 was approved by the Dow Jones-UBS Index Oversight Committee in October of 2012 and published on October 24, 2012. The January 2013 reweighting and rebalancing was based on the following percentages:

The Dow Jones-UBS Commodity IndexSM 2013 Commodity Index Percentages

Commodity	Weighting
Natural Gas	10.4235920%
WTI Crude Oil	9.2058850%
Brent Crude	5.7941150%
Unleaded Gasoline	3.4613410%
Heating Oil	3.5193580%
Live Cattle	3.2834170%
Lean Hogs	1.8997650%
Wheat	3.4332700%
KCBT Wheat	1.3206450%
Corn	7.0531450%
Soybeans	5.4947720%
Soybean Oil	2.7426180%
Soy Meal	2.6066650%
Aluminum	4.9131960%
Copper	7.2773320%
Zinc	2.5192160%
Nickel	2.2436190%
Gold	10.8186130%
Silver	3.8975030%
Sugar	3.8839680%
Cotton	1.7658200%
Coffee	2.4421460%

In addition, the composition of the Dow Jones-UBS Commodity IndexSM for 2012 was approved by the Dow Jones-UBS Index Oversight Committee in October of 2010 and published on October 11, 2011. The January 2012 reweighting and rebalancing was based on the following percentages:

The Dow Jones-UBS Commodity IndexSM 2012 Commodity Index Percentages

Commodity	Weighting
WTI Crude Oil	9.687164%
Brent Crude Oil	5.312836%
Natural Gas	10.765109%
Gold	9.793633%

Commodity	Weighting
Soybeans	7.084197%
Copper	7.063949%
Corn	6.670520%
Aluminum	5.876747%
Wheat	4.961809%
Sugar	3.758390%
Live Cattle	3.634988%
Heating Oil	3.459529%
Unleaded Gasoline	3.405982%
Soybean Oil	3.372386%
Zinc	3.118735%
Silver	2.769133%
Nickel	2.579840%
Coffee	2.572395%
Lean Hogs	2.112660%
Cotton	2.000000%

In addition, the composition of the Dow Jones-UBS Commodity IndexSM for 2011 was approved by the Dow Jones-UBS Index Oversight Committee in October of 2010 and published on October 29, 2010. The January 2011 reweighting and rebalancing was based on the following percentages:

The Dow Jones-UBS Commodity IndexSM 2011 Commodity Index Percentages

Commodity	Weighting
Crude Oil	14.709297%
Natural Gas	11.218962%
Gold	10.449067%
Soybeans	7.856815%
Copper	7.539090%
Corn	6.978537%
Aluminum	5.203285%
Wheat	4.605238%
Heating Oil	3.575070%
Unleaded Gasoline	3.496671%
Live Cattle	3.359133%
Sugar	3.326014%
Silver	3.289633%
Soybean Oil	2.937244%
Zinc	2.849355%

Commodity	Weighting
Coffee	2.355773%
Nickel	2.250815%
Lean Hogs	2.000000%
Cotton	2.000000%

Information concerning the Dow Jones-UBS Commodity IndexSM, including weightings and composition, may be obtained at the Dow Jones website. Information contained on the Dow Jones website is not incorporated by reference in, and should not be considered part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of information contained on the Dow Jones website.

Determination of Relative Weightings

The relative weightings of the Dow Jones-UBS Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity IndexSM. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Dow Jones-UBS Commodity IndexSM (the “Dow Jones-UBS Commodities”) and their respective percentage weights.

Diversification Rules

The Dow Jones-UBS Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Dow Jones-UBS Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM as of January of each year:

•	No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Dow Jones-UBS Commodity IndexSM.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-UBS Commodity IndexSM.

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-UBS Commodity IndexSM.

•	No single commodity included in the Dow Jones-UBS Commodity IndexSM may constitute less than 2% of the Dow Jones-UBS Commodity IndexSM.

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity IndexSM in January, the percentage of any commodity included in The Dow Jones-UBS Commodity IndexSM (the “Index Commodity”) or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Dow Jones-UBS Commodity IndexSM by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices determined on that date for Designated Contracts included in the Dow Jones-UBS Commodity IndexSM, are used to determine a Commodity Index Multiplier (“CIM”) for each Index Commodity. This CIM is used to achieve the percentage weightings of the Dow Jones-UBS Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The price return version of the Dow Jones-UBS Commodity IndexSM is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones-UBS Commodity IndexSM (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the price return version of the Dow Jones-UBS Commodity IndexSM is a mathematical process whereby the CIMs for the Dow Jones-UBS Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-UBS Commodity IndexSM price return level to calculate the new Dow Jones-UBS Commodity IndexSM price return level.

The total return version of the Dow Jones-UBS Commodity IndexSM is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes in the level of the price return version of the Dow Jones-UBS Commodity IndexSM and adding interest that could be earned on funds committed to the trading of the underlying futures contracts. Once the level of the price return version of the Dow Jones-UBS Commodity IndexSM is determined as discussed above, the daily return on a 3-month T-bill is added to the percentage change in the price return version of the Dow Jones-UBS Commodity IndexSM (as compared with the prior Dow Jones-UBS Commodity IndexSM price return level) to obtain the total return. The total return is then applied to the prior Dow Jones-UBS Commodity IndexSM total return level to calculate the new Dow Jones-UBS Commodity IndexSM total return level.

Dissemination and Publication

Dow Jones disseminates the Dow Jones-UBS Commodity IndexSM level approximately every fifteen (15) seconds (assuming the Dow Jones-UBS Commodity IndexSM level has changed within such fifteen-second interval) from 8:00 a.m. to 3:30 p.m. (New York time), and publishes the final Dow Jones-UBS Commodity IndexSM level for each DJ-UBS Business Day at approximately 4:00 p.m. (New York time) on each such day. Dow Jones-UBS Commodity IndexSM levels can also be obtained from the official websites of both UBS and Dow Jones Indexes and are also published in The Wall Street Journal.

A “DJ-UBS Business Day” is a day on which the sum of the Commodity Index Percentages (as defined below in “Annual Reweightings and Rebalancings of the Dow Jones-UBS Commodity IndexSM”) for the Dow Jones-UBS Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Dow Jones-UBS Commodities for 2011, if the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-UBS Business Day will not exist.

The Dow Jones-UBS Commodity IndexSM Is a Rolling Index

The Dow Jones-UBS Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule.

This process is known as “rolling” a futures position. The Dow Jones-UBS Commodity IndexSM is a “rolling index.”

Dow Jones-UBS Commodity IndexSM Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity IndexSM will be adjusted in the event that UBS and DJI Opco determine that any of the following index calculation disruption events exists:

(a)  the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM on that day;

(b)  the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement price;

(c)   the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM; or

(d)   with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

The Dow Jones-UBS Commodity IndexesSM are a joint product of DJI Opco, a subsidiary of S&P Dow Jones, and UBS, and have been licensed for use by Citigroup Global Markets Inc. “Dow Jones” and “DJ” are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”); “UBS” is a registered trademark of UBS AG (“UBS AG”); “S&P” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”); and these trademarks have been licensed for use by DJI Opco and sublicensed for certain purposes by Citigroup Global Markets Inc. (the “Licensee”).

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity Indices, which are determined, composed and calculated by DJI Opco in conjunction with UBS without regard to the Licensee or the Notes. UBS and DJI Opco have no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating Dow Jones-UBS Commodity Indices. None of Dow Jones, UBS AG, UBS, DJI Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash, surrendered or redeemed, as the case may be. None of Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to securities customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS, CME Group Inc., an affiliate of S&P Dow Jones, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by the Licensee, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Indices and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange traded physical commodities underlying any of the Dow Jones-UBS Commodity Index Total ReturnSM Components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Indices is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Commodity Indices components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Indices components in connection with the Notes. None of Dow Jones, UBS AG, UBS, DJI Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Indices components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS, DJI OPCO AND THE LICENSEE, OTHER THAN UBS AG AND THE LICENSORS OF DJI OPCO.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. As of the date of this pricing supplement, all of the contracts included in the DJ-UBS Commodity Indices are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From their inception to the present, the DJ-UBS Commodity Indices have been composed exclusively of futures contracts traded on regulated exchanges.

Historical Data on the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of Dow Jones-UBS Precious Metals Total Return Sub-IndexSM, as reported by Reuters. These historical data on the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM are not indicative of the future performance of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM or what the value of the Notes may be. Any historical upward or downward trend in the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM during any period set forth below is not an indication that the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2007
Quarter
First	226.522	196.452
Second	224.549	204.980
Third	235.291	203.249
Fourth	263.799	230.196
2008
Quarter
First	322.970	267.102
Second	299.829	267.602
Third	309.104	215.578
Fourth	257.729	198.578
2009
Quarter
First	292.254	228.558
Second	295.856	248.153
Third	310.772	261.747
Fourth	360.980	300.605
2010
Quarter
First	344.688	303.837
Second	369.480	334.563
Third	393.052	338.965
Fourth	460.320	394.889
2011
Quarter
First	488.061	419.853
Second	555.099	481.864
Third	616.855	482.937

Fourth	564.696	472.858
2012
Quarter
First	568.637	494.477
Second	526.457	468.874
Third	553.921	475.746
Fourth	559.378	502.396
2013
Quarter
First	523.766	479.538
Second (through April 16)	483.123	408.939

The closing value of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM as of April 16, 2013 was 416.0175.

U.S. FEDERAL TAX CONSEQUENCES

You should note that the discussion under the section called “United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the Notes. It applies to you only if you hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader in securities subject to a mark-to-market method of tax accounting with respect to the Notes;

•	a person holding a Note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a Note;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding Notes or a partner in such a partnership, you should consult your tax adviser as to your particular U.S. federal tax consequences of holding and disposing of Notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or foreign tax laws or the potential application of the Medicare Contribution Tax. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the Notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Tax Treatment of the Notes

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain. In connection with any information reporting requirements we may have in respect of the Notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated coupon payments by us to you, with the consequences described below. In the opinion of our tax counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, this treatment of the Notes is reasonable under current law; however, our tax counsel has advised us that due to the lack of any controlling legal authority it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible.

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment of the Notes as prepaid financial contracts that are not debt, with associated coupon payments by us to you. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of the Notes as prepaid financial contracts that are not debt with associated coupon payments.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. As used herein, the term “U.S. holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupons. There is no direct authority under current law addressing the proper tax treatment of the coupons or comparable payments on instruments similar to the Notes. The coupons may in whole or in part be treated as ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. In the event that we are required to file information returns with respect to certain U.S. holders, we intend to treat the coupons as ordinary income. You should consult your tax adviser concerning the treatment of the coupons, including the possibility that they may be treated, in whole or in part, as not includible in income on a current basis. The latter treatment would affect the amount of your gain or loss upon a sale, exchange or retirement of the Notes.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the Notes, you should recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement (other than any coupon payment) and your tax basis in the Notes. Your tax basis in the Notes should equal the amount you paid to acquire them. This gain or loss should generally be capital gain or loss and should be long-term capital gain or loss if you have held the Notes for more than one year (although the treatment of any sales proceeds attributable to an accrued but unpaid coupon is unclear). The deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes. Due to the lack of direct legal authority there is significant uncertainty regarding the U.S. federal income tax consequences of your ownership and disposition of the Notes. You may be required to include amounts in income during the term of the Notes in addition to the coupons you receive and/or to treat all or a portion of your gain or loss on the sale or retirement of the Notes (in addition to any amounts attributable to an unpaid coupon, as discussed above) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held the Notes. For instance, it is possible that any reweighting, rebalancing, reconstitution, change in methodology of, or substitution of a successor to, the Index could result in a “deemed” taxable exchange, causing you to recognize gain or loss (subject, in the case of loss, to the possible application of the “wash sale” rules) as if you had sold or exchanged the Notes. It is also possible that the Notes could be treated in their entirety as debt instruments issued by us, in which case they would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the Notes you would be required to accrue into income “original issue discount” based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of your Notes, even though this amount could exceed the coupon payments in each year. In addition, any income from the sale, exchange or retirement of the Notes would be treated as ordinary in character. Moreover, if you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Notes. The notice focuses in particular on whether holders of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including  the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a “non-U.S. holder” if you are (i) an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or (ii) a former citizen or resident of the United States and certain conditions apply. If you are or may become such a holder, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, including the issues discussed below, in light of your circumstances. In reading the discussion below, please bear in mind that we will not pay additional amounts on account of any withholding tax imposed on you.

Coupons. The U.S. federal income tax treatment of coupon payments is uncertain. In the event that we have responsibility as a withholding agent, we intend to treat the coupon payments made to you as subject to withholding at a rate of 30% unless you provide a properly executed IRS Form W-8BEN claiming eligibility for a reduction of or an exemption from withholding under an applicable income tax treaty. You should consult your tax adviser regarding these certification requirements and the possibility of obtaining a refund of any amounts withheld.

Sale, Exchange or Retirement of the Notes. Any gain from the sale, exchange or retirement of the Notes generally should not be subject to U.S. federal withholding or income tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below. Any amount attributable to an accrued but unpaid coupon may be subject to withholding tax.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the Notes is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

As described above under “—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Notes,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Notes. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any

Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income in excess of the coupons, subject to withholding tax, over the term of the Notes, possibly on a retroactive basis.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or retirement of the Notes will be subject to information reporting unless you qualify for an exemption. We expect that coupon payments will be subject to information reporting unless you are a U.S. holder who qualifies for an exemption. These amounts may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Federal Estate Tax

If you are an individual non-U.S. holder, or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax adviser regarding the U.S. federal estate tax consequences of investing in the Notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the Notes, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the Agents listed on Schedule I thereto, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to Citigroup Global Markets Inc., $12,200,000 aggregate stated principal amount of Notes (12,200 Notes). Citigroup Global Markets Inc. proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors—The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Inc. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

Certain Additional Selling Restrictions

Chile.  The Notes are being offered as of the date hereof solely to Qualified Investors (Inversionistas Calificados) pursuant to the private placement exemption provided by General Rule No. 306 of the Superintendencia de Valores Y Seguros (the “SVS”). The offering of the Notes has not been and will not be registered with the Chilean Securities Registry or the Registry of Foreign Securities of the SVS and, therefore, the Notes are not subject to oversight by the SVS and may not be sold publicly in Chile. The issuer of the Notes is not obligated to make information available publicly in Chile regarding the Notes.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes.

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments. The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes. The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such Notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the Notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated January 17, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on January 17, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the Notes, nor the issuance and delivery of the Notes, nor the compliance by Citigroup Inc. with the terms of the Notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the terms of the Notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such Notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the Notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes,
Series H

US$12,200,000
Stated Principal Amount Notes
Based Upon the
Dow Jones-UBS Precious Metals
Total Return Sub-IndexSM

Due May 23, 2014

(US$1,000 Stated Principal Amount per Note)

Pricing Supplement

April 16, 2013
(Including Prospectus Supplement dated
December 20, 2012 and Prospectus dated
May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Risk Factors Relating to the Notes	PS-2
Description of the Notes	PS-8
Description of the Dow Jones-UBS Precious Metals Total Return Sub-IndexSM	PS-13
U.S. Federal Tax Consequences	PS-27
Plan of Distribution; Conflicts of Interest	PS-31
Benefit Plan Investor Considerations	PS-32
Validity of the Notes	PS-34

Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37

Prospectus
Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58